Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 30, 2009

PRICING SUPPLEMENT NO. 2009—MTNDD457 DATED             , 2009

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Non-Callable Principal Protected Notes Linked to 10 year Constant Maturity Swap Rate

Due 2019

$1,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•

The notes have a maturity of approximately ten years and will mature on             , 2019. At maturity you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

•

The notes will bear interest during each quarterly interest period at the per annum rate determined on the second business day prior to the beginning of such quarterly interest period equal to the sum of (i) 10-year Constant Maturity Swap Rate (“CMS10”) AND (ii) a Spread of 0.25% to 0.50% (to be determined the date on which the notes are priced for sale to the public, which we refer to as the pricing date), subject to a maximum interest rate of 10% per annum for any interest period and a minimum interest rate of 3% per annum for any interest period.

•	Interest on the notes, if any, is payable quarterly on each March , June , September and December , beginning on March , 2010 and ending on the maturity date.

•	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$
Underwriting Discount	$25.00	$
Proceeds to Citigroup Funding Inc.	$975.00	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $25.00 for each $1,000.00 note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets a concession of not more than $25.00 for each $1,000.00 note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $25.00 for each $1,000 note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets expects to deliver the notes to purchasers on or about             , 2009.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Non-Callable Principal Protected Notes Linked to 10 year Constant Maturity Swap Rate are securities offered by Citigroup Funding and have a maturity of approximately ten years. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc.

The notes will bear interest during each quarterly interest period at the per annum rate determined on the second business day prior to the beginning of such quarterly interest period equal to the sum of (i) 10-year Constant Maturity Swap Rate (“CMS10”) and (ii) a Spread of 0.25% to 0.50% (to be determined the date on which the notes are priced for sale to the public, which we refer to as the pricing date), subject to a maximum interest rate of 10% per annum for any interest period and a minimum interest rate of 3% per annum for any interest period. The CMS10 will be published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the applicable interest determination date, which will be the second business day prior to the beginning of the applicable quarterly interest period. Thus, the interest rate on the notes may equal but will not be less than 3% per annum for any interest period. All payments on the notes are subject to the credit risk of Citigroup Inc.

The notes mature on             , 2019 and do not provide for earlier redemption by you or by us. At maturity you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity, regardless of the value of CMS10, subject to the credit risk of Citigroup Inc. Thus, you will not receive less than $1,000 per $1,000 principal amount of notes if you hold the notes to maturity.

Will I Receive Interest on the Notes?

The interest payments on the notes will vary and may be as low as 3% per annum for any interest period. We expect to pay interest in cash quarterly on each March     , June     , September      and December     , beginning on March     , 2010 and ending on the maturity date. We refer to each of these quarterly payment dates as an interest payment date and each three-month period from and including an interest payment date to but excluding the next interest payment date or the maturity date as an interest period.

The per annum interest rate for any quarterly interest period will be equal to the sum of CMS10 and a Spread of 0.25% to 0.50% (to be determined on the pricing date), subject to a maximum interest rate of 10% per annum for any interest period and a minimum interest rate of 3% per annum for any interest period. The interest rate will be reset on the second business day prior to the beginning of such quarterly interest period, which we refer to as the interest determination date. During each interest period, interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Additionally, because the interest rate applicable to a quarterly interest period cannot exceed 10% per annum, the amount of interest payable on the Notes for any interest period will not exceed $25.00 per note even if the sum of CMS10 and a Spread of 0.25% to 0.50% (to be determined on the pricing date) is greater than 10%.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to CMS10 or another interest rate. You should understand how the interest rate calculations work before you invest in the notes. You can find more information in the section “Description of the Notes—Interest” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on             , 2019. At maturity you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Maturity?

You will receive 100% of the principal amount of your notes only if you hold the notes at maturity. If you choose to sell your notes before the notes mature, you are not guaranteed and should not expect to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

Where Can I Find Examples of Hypothetical Interest Payments?

For examples setting forth hypothetical interest amounts payable over the term of the notes, see “Description of the Notes—Hypothetical Interest Payment Examples” in this pricing supplement.

Who Publishes CMS10 and What Does It Measure?

Constant maturity swap rates measure the market fixed coupon rate that is to be paid in exchange for a floating three-month-LIBOR-based rate for a specified period of time. Unless otherwise stated in this pricing supplement, CMS10 will equal the 10-year Constant Maturity Swap Rate as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the applicable interest determination date (as described in the section “—Determination of CMS10”).

What Has CMS10 Been Historically?

We have provided a table showing the historical quarterly high and low values of CMS10 since 2004. You can find this table in the section “Historical Data on CMS10” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of CMS10 in recent years. However, past performance is not indicative of how CMS10 will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes—The Historical Value of CMS10 Is Not an Indication of the Future Value of CMS10” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Amounts received as interest payments on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products as calculation agent and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based on CMS10. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws including individual retirement accounts (which we call “Plans”), will be permitted to purchase or hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the relative values of CMS10, and other events that are difficult to predict and beyond our control.

The Interest Rate Will Vary and May Be as Low as 3% Per Annum For Any Interest Period

Because CMS10 is a floating rate, it will fluctuate. Thus, the interest rate will vary and may be as low as 3% per annum for any interest period. If the sum of CMS10 and a Spread of 0.25% to 0.50% (to be determined on the pricing date) is less than or equal to 3% on the second business day prior to the beginning of a quarterly interest period, you will earn interest at the rate of 3% per annum during that interest period. Furthermore, the per annum interest rate that is determined on the relevant interest determination date will apply to the entire interest period following such interest determination date even if the sum of CMS10 and a Spread of 0.25% to 0.50% (to be determined on the pricing date) increases during that interest period.

The Interest Rate Applicable to the Notes Will be Subject to a Maximum Per Annum Rate

The interest rate applicable to the notes cannot exceed 10% per annum for any interest period. This maximum interest rate will limit the amount of interest you may be paid on the notes to a maximum of $25.00 per note per interest period. As a result, if the sum of CMS10 and a Spread of 0.25% to 0.50% (to be determined on the pricing date) applicable to any interest period is greater than 10%, the notes will provide you less interest income than an investment in a similar instrument that is not subject to a maximum per annum interest rate.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes will bear interest at the per annum rate equal to the greater of (i) the sum of CMS10 and a Spread of 0.25% to 0.50% (to be determined on the pricing date), subject to a maximum interest rate of 10% per annum for any interest period and (ii) a minimum interest rate of 3% per annum for any interest period. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Notes are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on Citigroup Inc.’s ability to pay all amounts due on the notes at any interest payment date and at maturity and therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline in Citigroup Inc.’s credit ratings or increase in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, CMS10 and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

CMS10. We expect that the market value of the notes at any time will depend on the degree by which the CMS10 fluctuates. In general, we expect that a decrease in CMS10 will cause a decrease in the market value of the notes because the interest payable on the notes is based on CMS10. Conversely, in general, we expect that an increase in CMS10 will cause an increase in the market value of the notes.

CMS10 will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of CMS10. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of CMS10 changes, the market value of the notes may change.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of CMS10 the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of CMS10 during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon CMS10. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Additionally, due to the inclusion of commissions and projected profit from hedging in the public offering price of the notes, the notes may trade at prices below their initial issue price.

Credit Ratings, Financial Condition, and Results of Citigroup Funding and Citigroup Inc. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit rating, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Value of CMS10 Is Not an Indication of the Future Value of CMS10

The historical value of CMS10, which is included in this pricing supplement, should not be taken as an indication of the value of CMS10 during the term of the notes. Changes in the value of CMS10 will affect the amount of the quarterly interest payments and thus the trading price of the notes, but it is impossible to predict whether the value of CMS10 will rise or fall.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon CMS10. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publisher of CMS10

You will have no rights against the publisher of CMS10 even though the amount you receive on an interest payment date will depend upon the value of CMS10. The publisher of CMS10 is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Non-Callable Principal Protected Notes Linked to 10 year Constant Maturity Swap Rate (the “Notes”) are securities offered by Citigroup Funding and have a maturity of approximately ten years. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc.

The Notes will pay interest at a rate equal to the sum of CMS10 (as described in the section “—Interest”) and a Spread of 0.25% to 0.50% (to be determined on the pricing date), subject to a maximum interest rate of 10% per annum for any interest period and a minimum interest rate of 3% per annum for any interest period. All payments on the Notes are subject to the credit risk of Citigroup Inc.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $         (     Notes). The Notes will mature on             , 2019. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

The Notes bear interest at a per annum rate equal to the sum of CMS10 and a Spread of 0.25% to 0.50% (to be determined on the pricing date), subject to a maximum interest rate of 10% per annum for any interest period and a minimum interest rate of 3% per annum for any interest period.

The amount of any quarterly interest payment on the Notes will vary and may be as low as $7.50 per Note (which is equal to an interest rate of 3% per annum). We expect to pay interest, if any, quarterly on each March     , June     , September      and December      of each year, beginning March     , 2010 and ending on the maturity date, each an Interest Payment Date. Each three-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date or the maturity date is an Interest Period. The interest rate for all Interest Periods will be reset on the second Business Day prior to the beginning of each such quarterly Interest Period, which we refer to as an Interest Determination Date. During each Interest Period interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

CMS10 equals the 10-year Constant Maturity Swap Rate as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the applicable Interest Determination Date.

If the sum of CMS10 and a Spread of 0.25% to 0.50% (to be determined on the pricing date) is less than or equal to 3% on an Interest Determination Date, then the interest rate will be 3% per annum and the amount of interest payable on the Notes will be $7.50 per Note for the Interest Period to which that Interest Determination Date relates. Additionally, because the interest applicable to the Notes cannot exceed 10% per annum, the amount of interest, if any, payable on the Notes for any Interest Period will not exceed $25.00 per Note even if the sum of CMS10 and a Spread of 0.25% to 0.50% (to be determined on the pricing date) applicable to such Interest Period is greater than 10%. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Payment at Maturity

The notes will mature on             , 2019. At maturity, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

Hypothetical Interest Payment Examples

The table below presents examples of hypothetical quarterly interest payments to be made on the Notes based on various CMS10 values. The table and the following examples of hypothetical interest payment calculations are based on the following assumptions:

•	Principal amount: $1,000

•	Spread: 0.375%

•	Maximum Interest Rate: 10% per annum

•	Minimum Interest Rate: 3% per annum

•	Pricing Date: December 18, 2009

•	Issue Date: December 23, 2009

•	Maturity Date: December 23, 2019

Example #	Hypothetical CMS10 Reset Level(1)	Hypothetical Per Annum Interest Rate(2)	Hypothetical Quarterly Interest Payment per $1,000
1	0%	3.000%	$7.50
2	0.250%	3.000%	$7.50
3	0.500%	3.000%	$7.50
4	0.750%	3.000%	$7.50
5	1.000%	3.000%	$7.50
6	1.250%	3.000%	$7.50
7	1.500%	3.000%	$7.50
8	1.750%	3.000%	$7.50
9	2.000%	3.000%	$7.50
10	2.250%	3.000%	$7.50
11	2.500%	3.000%	$7.50
12	2.750%	3.125%	$7.81
13	3.000%	3.375%	$8.44
14	3.250%	3.625%	$9.06
15	3.500%	3.875%	$9.69
16	3.750%	4.125%	$10.31
17	4.000%	4.375%	$10.94
18	4.250%	4.625%	$11.56
19	4.500%	4.875%	$12.19
20	4.750%	5.125%	$12.81
21	5.000%	5.375%	$13.44
22	5.250%	5.625%	$14.06
23	5.500%	5.875%	$14.69
24	5.750%	6.125%	$15.31
25	6.000%	6.375%	$15.94
26	6.250%	6.625%	$16.56
27	6.500%	6.875%	$17.19
28	6.750%	7.125%	$17.81
29	7.000%	7.375%	$18.44
30	7.250%	7.625%	$19.06
31	7.500%	7.875%	$19.69
32	7.750%	8.125%	$20.31
33	8.000%	8.375%	$20.94
34	8.250%	8.625%	$21.56
35	8.500%	8.875%	$22.19
36	8.750%	9.125%	$22.81
37	9.000%	9.375%	$23.44
38	9.250%	9.625%	$24.06
39	9.500%	9.875%	$24.69
40	9.750%	10.000%	$25.00
41	10.000%	10.000%	$25.00
42	10.250%	10.000%	$25.00
43	10.500%	10.000%	$25.00
44	10.750%	10.000%	$25.00

(1)	Hypothetical CMS10 value on the second business day prior to the beginning of the applicable Interest Period.
(2)	Hypothetical Per Annum Interest Rate for the applicable quarterly Interest Period = CMS10 plus a Spread of 0.375%, subject to a maximum interest rate of 10% per annum and a minimum interest rate of 3% per annum.
(3)	Hypothetical Quarterly Interest Payment on the Note = (Hypothetical Per Annum Interest Rate * 1000) / 4.

The examples are for purposes of illustration only. The actual Interest Payment for each Interest Period will depend on the actual value of CMS10, the actual Spread, and other relevant parameters for determining the Interest Payment based on CMS10.

Determination of CMS10

If a rate for CMS10 is not published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) on any New York Business Day on which the rate for CMS10 is required, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for the 10 year Constant Maturity Swap Rate as of 11:00 am (London time) on such New York Business Day. If at least two such quotations are so provided, CMS10 will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the calculation agent will request each of three major banks in The City of New York to provide such bank’s rate to leading European banks for the 10 year Constant Maturity Swap Rate as of approximately 11:00 am (New York City time) on such London Business Day. If at least two such rates are so provided, CMS10 will be the arithmetic mean of such rates. If fewer than two such rates are so provided or if the New York Business Day is not also a London Business Day, then CMS10 will be the rate for CMS10 in effect at 11:00 am (New York City time) on the immediately preceding Business Day.

A “New York Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

A “London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON CMS10

The following table sets forth, for each of the periods indicated, the high and the low values of CMS10 as reported on Bloomberg. The historical value of CMS10 should not be taken as an indication of the future value of CMS10 or the future performance of CMS10 or what the value of the Notes may be. Any historical upward or downward trend in the value of CMS10 during any period set forth below is not an indication that the value of CMS10 is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2004
Quarter
First	4.787%	4.029%
Second	5.365%	4.300%
Third	5.103%	4.397%
Fourth	4.821%	4.379%
2005
Quarter
First	5.093%	4.388%
Second	4.987%	4.297%
Third	4.875%	4.442%
Fourth	5.226%	4.805%
2006
Quarter
First	5.393%	4.825%
Second	5.824%	5.389%
Third	5.849%	5.084%
Fourth	5.372%	4.892%
2007
Quarter
First	5.404%	5.040%
Second	5.839%	5.138%
Third	5.814%	4.966%
Fourth	5.316%	4.540%
2008
Quarter
First	4.679%	3.929%
Second	4.972%	4.108%
Third	4.872%	3.986%
Fourth	4.671%	2.218%
2009
Quarter
First	3.337%	2.346%
Second	4.311%	2.885%
Third	4.231%	3.431%
Fourth (through November 27)	3.740%	3.331%

CMS10 at 11:00 a.m. (New York time) on November 27, 2009 was 3.332%.

The following graph shows the daily value of CMS10 in the period from January 2, 2004 through November 27, 2009 using historical data obtained from Bloomberg. Past movements of CMS10 are not indicative of the future value of CMS10.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Receipt of Interest Payments. Amounts received as interest payments on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes. Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on the payments of the contingent coupons on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of the contingent coupons on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

Recent Legislative Developments Potentially Affecting Taxation of Notes Held By or Through Foreign Entities

Proposed legislation recently introduced in the United States Congress would generally impose a withholding tax of 30 percent on interest income from the Notes and the gross proceeds of a disposition of the Notes paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The proposed legislation would also generally impose a withholding tax of 30 percent on interest income from the Notes and the gross proceeds of a disposition of the Notes paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder of the Notes might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in the Notes.

U.S. Federal Estate Tax

A Note beneficially owned by a non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $         principal amount of Notes (    Notes) for $975.00 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $25.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $25.00 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $25.00 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Non-Callable Principal Protected

Notes Linked to 10 year Constant

Maturity Swap Rate

Due 2019

($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2009

(Including Prospectus Supplement dated

February 18, 2009 and Prospectus dated

February 18, 2009)